Exhibit 99.5

The instructions accompanying this Letter of Transmittal should be read carefully before this Letter of Transmittal is completed.

LETTER OF TRANSMITTAL

WITH RESPECT TO THE

COMMON SHARES OF

NORTHGATE MINERALS CORPORATION

This Letter of Transmittal is for use by registered holders (“Northgate Shareholders”) of common shares (the “Northgate Shares”) of Northgate Minerals Corporation (“Northgate”) in connection with the proposed plan of arrangement (the “Arrangement”) involving the acquisition of all of the outstanding Northgate Shares by AuRico Gold Inc. (“AuRico”), which is to be considered at the special meeting of Northgate Shareholders to be held on October 24, 2011, or any adjournment(s) or postponement(s) thereof (the “Meeting”). Northgate Shareholders are referred to the Notice of Special Meeting and Management Information Circular (the “Circular”) dated September 21, 2011 prepared in connection with the Meeting that accompanies this Letter of Transmittal. The terms and conditions of the Arrangement are incorporated by reference in this Letter of Transmittal and capitalized terms used but not defined in this Letter of Transmittal that are defined in the Circular have the meaning set out in the Circular. You are encouraged to carefully review the Circular in its entirety.

COMPUTERSHARE INVESTOR SERVICES INC. (THE “DEPOSITARY”)

(SEE BELOW FOR ADDRESS AND TELEPHONE NUMBER)

OR YOUR BROKER OR OTHER FINANCIAL ADVISOR WILL BE ABLE

TO ASSIST YOU IN COMPLETING THIS LETTER OF TRANSMITTAL

This Letter of Transmittal is for use by registered Northgate Shareholders only and is not to be used by beneficial holders of Shares (“Beneficial Shareholders”). A Beneficial Shareholder does not have Northgate Shares registered in its name; rather, such Northgate Shares are held by an intermediary or clearing agency such as CDS Clearing and Depository Services Inc. If you are a Beneficial Shareholder you should contact your intermediary for instructions and assistance in delivering your certificates representing Northgate Shares and receiving consideration for such Northgate Shares.

On the Effective Date, all rights, titles and interests of the Northgate Shareholders in the Northgate Shares will be transferred to AuRico and the Northgate Shareholders (other than Dissenting Shareholders) will be entitled to receive, in exchange for each Northgate Share, 0.365 of a fully paid and non-assessable common share in the capital of AuRico (each whole share an “AuRico Share”). Subject to the approval of the Arrangement by the Northgate Shareholders, the shareholders of AuRico, the Supreme Court of British Columbia and certain other conditions described in the Circular, the Effective Date is anticipated to be shortly after the Meeting. See the Circular for details.

Northgate Shareholders are not entitled to receive fractional AuRico Shares in connection with the Arrangement and the number of AuRico Shares issuable in connection with the Arrangement will be rounded down to the nearest whole number.

In order for Northgate Shareholders to receive the consideration for their Northgate Shares, Northgate Shareholders are required to deposit the certificates representing the Northgate Shares held by them with the Depositary. This Letter of Transmittal, properly completed and duly executed, together with all other required documents, must accompany all certificates for Northgate Shares deposited for payment pursuant to the Arrangement.

Please read the Circular and the instructions set out below carefully before completing this Letter of Transmittal. Delivery of this Letter of Transmittal to an address other than as set forth herein will not constitute a valid delivery. If Northgate Shares are registered in different names, a separate Letter of Transmittal must be submitted for each different registered owner. See Instruction 2.

Northgate Shareholders who do not deliver their Northgate Share certificates and all other required documents to the Depositary on or before the sixth anniversary of the Effective Date will lose their right to receive any consideration for their Northgate Shares.

TO:	NORTHGATE MINERALS CORPORATION
AND TO:	AURICO GOLD INC.
AND TO:	COMPUTERSHARE INVESTOR SERVICES INC., THE DEPOSITARY

In connection with the Arrangement being considered for approval at the Meeting, the undersigned hereby deposits with the Depositary for transfer upon the Arrangement becoming effective, the enclosed certificate(s) representing Northgate Shares, details of which are as follows:

(Please print or type)

Certificate Number(s)	Name in Which Registered	Number of Northgate Shares

NOTE: If the space provided is insufficient, please attach a list to this Letter of Transmittal in the above form.

It is understood that, upon receipt of this Letter of Transmittal duly completed and signed, the certificate(s) representing the Northgate Shares deposited herewith (the “Deposited Shares”) and any other required documentation, and following the Effective Date of the Arrangement, the Depositary will send to the undersigned, in accordance with the delivery instructions provided in Box “A”, a Direct Registration System Advice (a “DRS Advice”) (see instructions on the reverse of this form) representing the newly issued AuRico Shares which the undersigned is entitled to receive pursuant to the Arrangement and the certificate(s) representing the Deposited Shares will forthwith be cancelled.

The undersigned holder of Northgate Shares covenants, represents and warrants in favour of Northgate and AuRico that: (i) the undersigned is the owner of the Deposited Shares; (ii) the Deposited Shares are owned by the undersigned free and clear of all hypothecs, mortgages, pledges, assignments, liens, charges, security interests, encumbrances, adverse rights, claims, other third person interests or encumbrances of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing; (iii) the undersigned has full power and authority to execute and deliver this Letter of Transmittal and to deposit, sell, assign, transfer and deliver the Deposited Shares and that, when the AuRico Shares are delivered, none of AuRico and Northgate, or any affiliate thereof or successor thereto will be subject to any adverse claim in respect of such Deposited Shares; (iv) all information inserted into this Letter of Transmittal by the undersigned is complete, true and accurate; (v) the Deposited Shares have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any such Deposited Shares to any other person; (vi) the surrender of the Deposited Shares complies with applicable laws; (vii) unless the undersigned shall have revoked this Letter of Transmittal by notice in writing given to the Depositary by no later than 4:00 p.m. (Toronto time) on the business day preceding the date of the Meeting, or, if the Meeting is adjourned or postponed, by no later than 4:00 p.m. (Toronto time) on the business day preceding the date of the reconvened Meeting, the undersigned will not, prior to such time, transfer or permit to be transferred any of such Deposited Shares; and (viii) the delivery of the applicable number of AuRico Shares will discharge any and all obligations of AuRico, Northgate and the Depositary with respect to the matters contemplated by this Letter of Transmittal. The covenants, representations and warranties of the undersigned herein contained survive the completion of the Arrangement.

The undersigned revokes any and all authority, other than as granted in this Letter of Transmittal and except with respect to any proxy deposited with respect to the Meeting, whether as agent, attorney-in-fact, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Deposited Shares and no subsequent authority, whether as agent, attorney-in-fact, proxy or otherwise, will be granted with respect to the Deposited Shares. Each authority conferred or agreed to be conferred by the undersigned in this Letter of Transmittal shall survive the death or incapacity of the undersigned and any obligation of the undersigned hereunder shall be binding upon the heirs, personal representatives, legal representatives, successors and assigns of the undersigned.

The undersigned agrees that all questions as to validity, form, eligibility (including timely receipts) and acceptance of any Northgate Shares surrendered in connection with the Arrangement shall be determined by AuRico and the Depositary in their discretion and that such determination shall be final and binding and acknowledges that there is no duty or obligation upon Northgate, the Depositary or any other person to give notice of any defect or irregularity in any such surrender of Northgate Shares and no liability will be incurred by any of them for failure to give any such notice.

The undersigned hereby acknowledges that the delivery of the Deposited Shares shall be effected and the risk of loss and title to such Deposited Shares shall pass only upon proper receipt thereof by the Depositary. The undersigned will, upon request, execute any signature guarantees or additional documents deemed by the Depositary to be reasonably necessary or desirable to complete the transfer of the Deposited Shares.

The undersigned surrenders to AuRico, effective at the Effective Time, all right, title and interest in and to the Deposited Shares and irrevocably appoints and constitutes the Depositary lawful attorney of the undersigned, with full power of substitution to deliver the certificates representing the Deposited Shares pursuant to the Arrangement and to effect the transfer of the Deposited Shares on the books of Northgate.

The undersigned instructs the Depositary to mail the DRS Advice representing the AuRico Shares that the undersigned is entitled to pursuant to the Arrangement, in exchange for the duly completed Letter of Transmittal and the Deposited Shares, as soon as practicable following the later of the Effective Date and the date of the deposit of the Letter of Transmittal and the certificates representing the Deposited Shares, together with all other required documents, with the Depositary, by first-class mail, postage prepaid, to the undersigned, or to hold such DRS Advice representing the AuRico Shares in exchange for the Deposited Shares for pick-up, in accordance with the instructions given below.

It is understood that the undersigned will not receive the AuRico Shares under the Arrangement in respect of the Deposited Shares until the certificate(s) representing the Deposited Shares owned by the undersigned are received by the Depositary at the address set forth on the back of this Letter of Transmittal, together with a duly completed Letter of Transmittal and such additional documents as the Depositary may require, and until the same are processed by the Depositary.

By reason of the use of the undersigned of an English language form of Letter of Transmittal, the undersigned shall be deemed to have required that any contract evidenced by the Arrangement as entered into through this Letter of Transmittal, as well as any documents related thereto, be drawn exclusively in the English language. En raison de l’utilisation d’une version anglaise de la présente lettre d’envoi, le soussigné, ce dernier et les destinataires sont réputés avoir demandé que tout contrat attesté par l’arrangement, telle qu’il est accepté au moyen de cette lettre d’envoi, de méme que tous les documents qui s’y rapportant, soient rédigés exclusivement en anglais.

If the Arrangement is not completed or proceeded with, the enclosed certificate(s) and all other ancillary documents will be returned, as soon as possible, to the undersigned at the address set out below in Box “A” or, failing such address being specified, to the undersigned at the last address of the undersigned as it appears on the securities register of Northgate.

This Letter of Transmittal shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

PLEASE COMPLETE EITHER BOX A OR BOX B. SEE INSTRUCTION 5 BELOW.

BOX A

DELIVERY INSTRUCTIONS

☐

ISSUE the AURICO SHARES in the name of the undersigned and SEND the DRS ADVICE to the address of the undersigned as it appears below:

(please print or type)

(Name)

(Street Address and Number)

(City and Province or State)

(Country and Postal (or Zip) Code)

(Telephone - Business Hours)

(Tax Identification, Social Insurance

or Social Security Number)

BOX B PICK-UP INSTRUCTIONS ☐ ISSUE the AURICO SHARES in the name of the undersigned and HOLD the DRS ADVICE FOR PICK-UP at the office of the Depositary where the Northgate Shares were deposited.

BOX C SIGNATURE GUARANTEE	BOX D SIGNATURE
Signature guaranteed by: (if required under Instruction 3)	Date: , 2011

Authorized Signature of Guarantor	Signature of Shareholder or Authorized Representative (See Instruction 4)

Name of Guarantor (please print or type)	Name of Shareholder (please print or type)

Address of Guarantor (please print or type)	Taxpayer Identification, Social Insurance or Social Security Number of Shareholder (please print or type)

Name of Authorized Representative, if applicable (please print or type)

Area Code and Telephone Number	Daytime telephone number of Shareholder or Authorized Representative Daytime facsimile number of Shareholder or Authorized Representative

INSTRUCTIONS

1. Use of Letter of Transmittal

(a) In order to permit the timely receipt of the DRS Advice, it is recommended that this Letter of Transmittal (or manually signed facsimile thereof) together with accompanying certificate(s) representing Northgate Shares and all other required documents be received by the Depositary at the office specified on the last page of this Letter of Transmittal as soon as practicable.

(b) The method used to deliver this Letter of Transmittal and any accompanying certificates representing Northgate Shares is at the option and risk of the holder surrendering them, and delivery will be deemed effective only when such documents are actually received by the Depositary. Northgate recommends that the necessary documentation be hand delivered to the Depositary at the address specified on the last page of this Letter of Transmittal, and a receipt obtained therefor; otherwise the use of registered mail with return receipt requested, and with proper insurance obtained, is recommended. Northgate Shareholders whose Northgate Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in delivering those Northgate Shares.

(c) If the DRS Advice representing the AuRico Shares is to be issued in the name of a person other than the person(s) signing this Letter of Transmittal or if the DRS Advice representing the AuRico Shares is to be mailed to someone other than the person(s) signing this Letter of Transmittal or to the person(s) signing this Letter of Transmittal at an address other than that shown above, the appropriate boxes on this Letter of Transmittal should be completed (Box “A” and Box “B”).

2. Signatures

This Letter of Transmittal must be completed, dated and signed in Box “D” by the holder of Northgate Shares or by such holder’s duly authorized representative (in accordance with Instruction 4).

(a) If this Letter of Transmittal is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such transmitted certificate(s) are owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal.

(b) If this Letter of Transmittal is signed by a person other than the registered owner(s) of the accompanying certificate(s):

(i) such deposited certificate(s) must be endorsed or be accompanied by appropriate share transfer power(s) of attorney duly and properly completed by the registered owner(s); and

(ii) the signature(s) on such endorsement or power(s) of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) representing the Northgate shares and must be guaranteed as noted in Instruction 3.

(c) If any of the Deposited Shares are registered in different names on several certificates, it will be necessary to complete, sign and submit as many separate Letters of Transmittal as there are different registrations of such Deposited Shares.

3. Guarantee of Signatures

No signature guarantee is required on this Letter of Transmittal if this Letter of Transmittal is signed by the registered owner(s) of Northgate Shares surrendered herewith. If this Letter of Transmittal is signed by a person other than the registered owner(s) of the Northgate Shares, if the DRS Advice representing AuRico Shares are to be delivered to a person other than the registered owner(s) or sent to an address other than the address of the registered owner(s) as shown on the register of Northgate, such signature must be guaranteed by an Eligible Institution (as defined below), or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

An “Eligible Institution” means a Canadian Schedule I chartered bank, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Industry Regulatory Organization of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States.

4. Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal or any share transfer power(s) of attorney are executed by a person as an executor, administrator, trustee or guardian, or on behalf of a corporation, partnership or association or is executed by any other person acting in a representative capacity, such person should so indicate when signing and this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. Either AuRico or the Depositary, at their discretion, may require additional evidence of authority or additional documentation.

5. Delivery Instructions

The DRS Advice representing AuRico Shares to be delivered in exchange for the Deposited Shares will be issued in the name of the person indicated in Box “A” and delivered to the address indicated in Box “A”. If any DRS Advice representing AuRico Shares is to be held for pick-up at the offices of the Depositary, complete Box “B”. If neither Box “A” nor Box “B” is completed, any DRS Advice representing AuRico Shares issued in exchange for the Deposited Shares will be issued in the name of the registered holder of the Deposited Shares and will be mailed to the address of the registered holder of the Deposited Shares as it appears on the register of Northgate. Any DRS Advice mailed in accordance with this Letter of Transmittal will be deemed to be delivered at the time of mailing.

6. Direct Registration System Advice

Upon receipt of certificates representing the Northgate Shares and all other required documents, a DRS Advice will be issued by Computershare to the registered owner of the Northgate Shares representing their ownership of the AuRico Shares. If the registered owner of Northgate Shares would like to request an AuRico share certificate, refer to the instructions provided upon receipt of the DRS Advice. Only registered owners will receive DRS Advice.

The Direct Registration System, or DRS, is a system that will allow you to hold your AuRico Shares in “book-entry” form without having a physical share certificate issued as evidence of ownership. Instead, your AuRico Shares will be held in your name and registered electronically in AuRico’s records, which will be maintained by its transfer agent, Computershare. The Direct Registration System eliminates the need for shareholders to safeguard and store certificates, it avoids the significant cost of a surety bond for the replacement of, and the effort involved in replacing, physical certificate(s) that might be lost, stolen or destroyed and it permits/enables electronic share transactions.

The first time your AuRico Shares are recorded under DRS (upon completion of the Arrangement) you will receive an initial DRS Advice acknowledging the number of AuRico Shares you hold in your DRS account. Each time you have any movement of shares into or out of your DRS account, you will be mailed an updated DRS Advice. You may request a statement at any time by contacting Computershare or by accessing your account online at www.computershare.com/investorcentrecanada.

There is no fee to participate in DRS and your dividends will not be affected by DRS. In addition, you will be able to easily transfer your AuRico Shares from your DRS account to your brokerage account. To do so, in Canada, you should have your broker request that your AuRico Shares in your DRS account be sent to them through the Canadian Depository for Securities CDSX System. You need to supply your broker with a copy of your latest DRS Advice and the following information:

•	Your Computershare account number (on your DRS Advice);

•	Your Social Insurance Number; and

•	The number of whole AuRico Shares you wish to move from your Computershare DRS account to your brokerage account.

In the United States, you should have your broker request that your AuRico Shares in your DRS account be sent to them through the Depository Trust Company’s Direct Registration Profile System. You need to supply your broker with a copy of your latest DRS Advice and the following information:

•	Your Computershare account number (on your DRS Advice);

•	Your Social Security Number or Taxpayer Identification Number;

•	Computershare’s DTC number: 7807; and

•	The number of whole AuRico Shares you wish to move from your Computershare DRS account to your brokerage account.

Your broker will then electronically initiate the transfer of your AuRico Shares in your DRS account based on your instructions.

To sell your AuRico Shares in your DRS account, you can:

•

Instruct your broker to sell all or part of your AuRico Shares in your DRS account, but first your AuRico Shares must be delivered/transferred to your broker. Please read the instructions immediately above which describes the information your broker requires to move your AuRico Shares in your DRS account electronically to their control within their respective depository; or

•	Request a physical share certificate from Computershare and deliver it to your broker to sell.

To transfer ownership of your AuRico Shares in your DRS account you must submit written instructions along with your current DRS Advice, a completed stock power of attorney and the appropriate Medallion Signature Guarantee to Computershare’s address shown on the DRS Advice. A new DRS Advice showing the transfer of the AuRico Shares and the remaining DRS balance (even if the amount is zero) will be sent to you and a new DRS Advice will also be sent to the holder to whom the AuRico Shares have been transferred as per your instructions.

At any time you may request a share certificate for all or a portion of the AuRico Shares held in your DRS account. Simply contact Computershare with your request. A share certificate for the requested number of AuRico Shares will be sent to you by first class mail upon receipt of your instructions, at no cost to you.

For more information about DRS, please contact Computershare at 1-800-564-6253 (toll free within Canada and the U.S.) or 514-982-755 (outside of Canada and the U.S.) or visit Computershare on-line at www.computershare.com/investorcentrecanada.

7. Miscellaneous

(a) If the space on this Letter of Transmittal is insufficient to list all certificates for Northgate Shares, additional certificate numbers and numbers of Northgate Shares may be included on a separate signed list affixed to this Letter of Transmittal.

(b) If Northgate Shares are registered in different forms (e.g. “John Doe” and “J. Doe”), a separate Letter of Transmittal should be signed for each different registration.

(c) No alternative, conditional or contingent deposits of Northgate Shares will be accepted.

(d) Additional copies of this Letter of Transmittal may be obtained from the Depositary at the address specified on the last page of this Letter of Transmittal.

(e) AuRico reserves the right, if it so elects in its absolute discretion, to instruct the Depositary to waive any defect or irregularity contained in any Letter of Transmittal and/or accompanying documents received by it.

(f) It is strongly recommended that prior to completing this Letter of Transmittal, the undersigned read the accompanying Circular.

8. Lost Certificates

If a certificate representing Northgate Shares has been lost, stolen or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Depositary. The Depositary and/or the registrar and transfer agent for the Northgate Shares will respond with the replacement requirements that must be satisfied in order for the undersigned to receive payment of the consideration in accordance with the Arrangement.

9. Representations

The representations made by the Northgate Shareholder in this Letter of Transmittal will survive the Effective Time of the Arrangement.

The Depositary is:

COMPUTERSHARE INVESTOR SERVICES INC.

By Mail

P.O. Box 7021

31 Adelaide St E

Toronto, ON M5C 3H2

Attention: Corporate Actions

By Registered Mail, Hand or by Courier

100 University Avenue

9th Floor

Toronto, ON

M5J 2Y1

Attention: Corporate Actions

Toll Free: 1-800-564-6253

E-Mail: corporateactions@computershare.com

Any questions and requests for assistance may be directed by

Northgate Shareholders to the Depositary at the telephone number and location set out above.